February 27, 2025

By EDGAR Submission

U.S. Securities and Exchange Commission Division of Corporation Finance Office of Life Sciences 100 F. Street, N.E. Washington, D.C. 20549 Attention: Ms. Doris Stacey Gama and Mr. Chris Edwards

Re:	BeiGene, Ltd.
Amendment No. 1 to Registration Statement on Form S-4
Filed January 21, 2025
File No. 333-281324

Dear Ms. Doris Stacey Gama and Mr. Chris Edwards:

BeiGene, Ltd. (the “Company”) is transmitting this letter in response to the comments received from the staff of the Division of Corporation Finance (the “Staff”) of the U.S. Securities and Exchange Commission with respect to the Company’s Amendment No. 1 to Registration Statement on Form S-4 filed on January 21, 2025, as set forth in your letter dated January 31, 2025 addressed to Mr. John Oyler, Chief Executive Officer and Chairman of the Company. For your convenience, the Staff’s comment is reproduced in bold type below, followed by the Company’s response thereto.

Amendment No. 1 to Registration Statement on Form S-4

Cover Page

1.We note your response to prior comment 1 and your disclosure about the legal and operational risks associated with being based in or having the majority of the company’s operations in China. Please also disclose that these risks could result in a material change in your operations as you do in your incorporated by reference risk factors found in Item 1A of Part II of the Company’s Quarterly Report on Form 10-Q for the quarter ended September 30, 2024. Further, in your description of how cash is transferred through your organization please also provide a cross-reference to the consolidated financial statements.

RESPONSE: The Company respectfully acknowledges the Staff’s comment, and advises the Staff that the cover page of Amendment No. 2 to the Registration Statement on Form S-4 has been revised as requested by the Staff.

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If you or any other member of the Staff have any questions with regard to the foregoing responses, would like to discuss any of the matters covered in this letter, or otherwise require additional information, please contact Edwin O’Connor of Goodwin Procter LLP at EOConnor@goodwinlaw.com or (212) 813-8853.

Sincerely,

/s/ Chan Lee
Chan Lee
Senior Vice President, General Counsel

Enclosures

cc:	Aaron Rosenberg, Chief Financial Officer, BeiGene, Ltd.
Qing Nian, Head of Legal North America & Corporate, BeiGene, Ltd.
Edwin O’Connor, Goodwin Procter LLP
Marishka DeToy, Goodwin Procter LLP
Folake Ayoola, Goodwin Procter LLP